VIA EDGAR

April 15, 2019

J. Nolan McWilliams,

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Corteva, Inc.

Amendment No. 2 to

Registration Statement on Form 10-12B

Filed March 19, 2019

File No. 001-38710

Dear Mr. McWilliams:

On behalf of Corteva, Inc. (the “Company”), please find below responses to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 2, 2019 (the “Comment Letter”) regarding Amendment No. 2 to the Registration Statement on Form 10-12B (File No. 001-38710) filed by the Company on March 19, 2019 (together with the exhibits filed therewith, including the information statement filed as Exhibit 99.1 thereto, the “Form 10”). In addition, the Company is filing concurrently with this letter an amendment to the Form 10 (“Amendment No. 3”), which includes revisions made to the Form 10 in response to the Staff’s comment as well as additional changes required to update the disclosure contained in the Form 10.

Unless otherwise indicated, all references to page numbers correspond to the page numbers in the information statement included as Exhibit 99.1 to Amendment No. 3. Terms used and not defined herein have the meanings given to such terms in the information statement included as Exhibit 99.1 to Amendment No. 3.

April 15, 2018

Exhibit 99.1

Description of Our Capital Stock

Exclusive Forum, page 207 of Exhibit 99.1 to Amendment No. 2 of the Form 10

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, also ensure that the exclusive forum provision in the governing documents states this clearly. Similarly revise the carryover risk factor on pages 49-50.

In response to the Staff’s comment, the Company has revised the disclosure on page 210 and included an additional risk factor on page 50 to clarify that the Company’s amended and restated by-laws will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under federal securities laws. In addition, the Company has revised its governing documents and has filed the revised form of the Company’s amended and restated by-laws as Exhibit 3.2 to Amendment No. 3.

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April 15, 2018

If you have any questions or would like to discuss this response, please do not hesitate to call Ryan J. Dzierniejko at (212) 735-3712 or Brandon W. Bailey at (212) 735-2654.

Sincerely,

/s/ Ryan J. Dzierniejko
Ryan J. Dzierniejko

cc:	John Dana Brown, Securities and Exchange Commission

Gregory R. Friedman, Corteva, Inc.